Mail Stop 4561

October 5, 2007

Thibault de Tersant
Senior Executive Vice President
  and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

> **Re:** **Dassault Systemes, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed May 29, 2007**
> **File No. 000-28578**

Dear Mr. Tersant:

We have reviewed your response letter dated September 4, 2007 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-4

1.   We note your response to prior comment number 3 which states that your current presentation of the amortization of acquired software costs is consistent with SAB Topic 11.B. Please note that SAB Topic 11.B suggests parenthetical disclosure be included in the cost of sales line item to inform the reader that charges for depreciation, depletion and amortization is excluded from cost of sales. Revise

your future filings to include such parenthetical disclosure or clarify how you plan to fully comply with this guidance.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief